FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2008

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item
1.	Summary of the Resolutions adopted at the General Ordinary Shareholders Meeting held on April 29, 2008

FREE TRANSLATION

TELECOM ARGENTINA S.A.

Summary of the Resolutions adopted at the

General Ordinary Shareholders Meeting

held on April 29, 2008

13 Shareholders attended the Meeting, 6 under their own name, and 7 by proxy, with an aggregate number of 665,139,978 shares entitling to an equal number of votes, and representing 67.56% of the capital and votes.

The resolutions of the Meeting in respect of all the items in the Agenda were passed by a majority of computable votes, not considering in the base of calculation voluntary abstentions.

The resolutions passed upon considering each of the items of the Agenda are the following:

1°)	Appointment of two shareholders to approve and sign the Minutes.

Mr. José Gustavo Pozzi, the representative of Nortel Inversora S.A., and Mr. Osvaldo Jorge Pibida, the representative of JPMorgan Chase Bank- ADRs, were appointed to approve and sign the Minutes.

2°)	Review of the documents provided for in Section 234, Subsection 1 of Law Nº 19,550, the Comisión Nacional de Valores Regulation and the Listing Regulations of the Bolsa de Comercio de Buenos Aires, and of the accounting documents in English language required by the U.S. Securities & Exchange Commission regulation for the 19th fiscal year ended on December 31, 2007.

All the documents submitted for review by the shareholders were approved without changes as surrendered by the Board of Directors, the Audit Committee and the Supervisory Committee, except for the proposal included in the Annual Report related to the allocation of Unappropriated Retained Earnings, which was specifically dealt with in another item of the Agenda.

3°)	Consideration of the Earnings of the Fiscal Year and the proposal of the Board of Directors to transfer the entire negative balance of the Retained Earnings as of December 31, 2007.

The Meeting approved the transfer to the new fiscal year of the entire negative balance of retained earnings as of December 31, 2007.

4º)	Review of the performance of the Board of Directors and the Surveillance Committee acting during the 19th fiscal year.

The performance of directors Carlos Alberto Felices, Enrique Garrido, Oscar Carlos Cristianci, Esteban Gabriel Macek, Raul Antonio Miranda, Julio Pedro Naveyra, Jorge Alberto Firpo and Marco Emilio Patuano was approved. The performance of Mr. Gerardo Werthein was not approved.

The performance of the Supervisory Committee acting during the nineteenth fiscal year was approved.

5°)	Review of the Board of Directors’ compensation (P$2,705,259,- allocated amount) for the fiscal year ended on December 31, 2007, which resulted in loss under the terms of the Regulation of the Comisión Nacional de Valores. Consideration of P$1,270,000.- extraordinary consideration in lieu of any compensatory amount paid to the Chairman due to the termination of his employment contract and U$S300,000 related to the compensation for a non-compete agreement, to be paid in May 2008, all in accordance with the employment termination terms agreed at the time he joined the Company.

A P$ 2,705,259.- global compensation was approved for the Board of Directors acting during the nineteenth fiscal year.

The meeting also ratified the P$ 1,270,000.- extraordinary bonus in lieu of any compensatory amount paid to the Chairman due to his employment termination and the US$ 300,000.- compensation for the non-compete agreement, to be paid in May 2008.

6°)	Authorization of the Board of Directors to make advances on account of fees for up to P$ 3,000,000.-, to those directors who during the twentieth fiscal year qualify as “independent directors”, or perform administrative technical tasks or undertake special assignments, contingent on the decision adopted at the shareholders’ meeting that will review the documents for such fiscal year.

The Board of Directors was authorized, ad-referendum to what is decided in the respective Shareholders Meeting, to make advances of fees to the directors that during the twentieth fiscal year qualify as “independent directors”, or that perform technical and administrative tasks, or that take part of special commissions entrusted by the Board of Directors, for an amount of up to P$3,000,000. The Board was authorized to increase the maximum amount, under the basis of a reasonable parameter, in case the Argentine economy experiences an inflationary process.

7º)	Determination of the fees payable to the Supervisory Committee acting during the 19th fiscal year. Authorization to make advances to the members of the Supervisory Committee who would act during the 20th fiscal year, contingent on the decision adopted at the Shareholders' Meeting that would review the documents of such fiscal year.

An aggregate P$400,000.- compensation was assigned to the Supervisory Committee that acted during the nineteenth fiscal year and advances in the same amount were authorized for the regular members of the supervisory committee acting during the twentieth fiscal year, contingent on the decision adopted at the shareholders' meeting that will review the documents of such fiscal year. The Board of Directors was authorized to increase such amount, on a reasonable basis, in the event of inflation.

8°)	Election of the regular and alternate directors for the 20th fiscal year.

The number of regular directors was set in six (6), and the number of alternate directors was set in six (6), to hold office during the twentieth fiscal year.

The following were appointed as regular directors: Franco Bertone, Jorge Alberto Firpo, Enrique Garrido, Esteban Gabriel Macek, Domingo Jorge Messuti and Gerardo Werthein. The following were designated alternate directors: Eduardo Federico Bauer (as alternate to Messrs. Macek and Gerardo Werthein, indistinctly), Gustavo Enrique Garrido (as alternate to Mr. Enrique Garrido), Luis Miguel Incera (as alternate to Messrs. Bertone and Firpo, indistinctly), Esteban Pedro Villar (as alternate to Mr. Messuti), Jorge Luis Pérez Alati (as alternate to Messrs. Bertone and Firpo, indistinctly) and Adrián Werthein (as alternate to Messrs. Macek and Gerardo Werthein, indistinctly).

The regular directors Esteban Gabriel Macek and Domingo Jorge Messuti and alternate director Esteban Pedro Villar qualify as “independent” directors both under the Rules of Comision Nacional de Valores and of the Securities & Exchange Commission. The regular director Enrique Garrido and his alternate, Gustavo Enrique Garrido, qualify as independent under the Rules of the Securities & Exchange Commission. All other directors proposed qualify as “non-independent”.

9°)	Election of the regular and alternate members of the Supervisory Committee for the 20th fiscal year.

Diego Maria Serrano Redonnet; Josefina Hernandez Gascon and Gerardo Prieto were elected regular members. The following persons were elected alternate members: Guillermo Eduardo Quiñoa (alternate to Mr. Serrano Redonnet), Jacqueline Berzon (alternate to Mrs. Hernandez Gascon) and Guillermo Feldberg (alternate to Mr. Prieto).

10°)	Appointment of the independent auditors of the financial statements for the 20th fiscal year and determine their compensation as well as that pertaining to those acting during fiscal ended December 31, 2007.

“Price Waterhouse & Co. SRL” was appointed as Independent Auditors of the Financial Statements of the twentieth fiscal year, while Mr. Juan Carlos Grassi will act as acting Certified Public Accountant and Mr. Carlos Nestor Martinez will act as alternate. In addition, the compensation was resolved to be established by the Shareholders Meeting considering such Financial Statements, empowering the Audit Committee to establish service modalities and make advances.

As to the compensation to the Independent Auditors providing services during the Fiscal Year ended December 31, 2007, the same was established in the total amount of $ 2.765,000, VAT excluded, of which $1.500.000 corresponds to fees for the auditing activities performed in relation to the certification of Section 404 of the Sarbanes-Oxley Act.

11°)	Consideration of the budget to be assigned to the Audit Committee for fiscal year 2008.

The budget for the performance of the Audit Committee for the fiscal year to be closed in December 31, 2008 was set at P$1.000.000.

The meeting was attended by Mrs. Maria Ines Pont Lezica on behalf of Comisión Nacional de Valores, Mr. Alejandro Romano on behalf of the Buenos Aires Stock Exchange and the Information Monitor appointed by the First Instance National Court in Commercial Matters No. 16, Secretariat Nº32, Mr. Rafael Manovil.

Maria Delia Carrera Sala

Attorney-at-law and –in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: May 5, 2008	By:	/s/ Enrique Garrido
	Name:	Enrique Garrido
	Title:	Chairman of the Board of Directors